VOYAGER THERAPEUTICS, INC.

75 Sidney Street

Cambridge, MA 02139

November 27, 2019

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:             Voyager Therapeutics, Inc.
Registration Statement on Form S-3
File No. 333-234527
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Voyager Therapeutics, Inc. hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-234527), so that it may become effective at 4:00 p.m., Eastern time, on December 2, 2019, or as soon as practicable thereafter.

Very truly yours,

VOYAGER THERAPEUTICS, INC.

By:	/s/ Robert W. Hesslein
Name:	Robert W. Hesslein
Title:	Senior Vice President & General Counsel